

P.O. Box 1387 • Warsaw, Indiana 46581 • (574) 267-6144

March 5, 2007

Dear Shareholder:

On behalf of the board of directors and management of Lakeland Financial Corporation, we cordially invite you to attend the annual meeting of shareholders of Lakeland Financial Corporation to be held at 12:00 p.m. on April 10, 2007, at Westminster Hall located at 200 Seminary Drive in Winona Lake, Indiana. The accompanying notice of annual meeting of shareholders and proxy statement discuss the business to be conducted at the meeting. We have also enclosed a copy of our 2006 summary annual report to shareholders and a copy of our annual report on Form 10-K for your review. At the meeting we will review our performance in 2006 and update you on our strategic plan as we move forward.

Our Nominating and Corporate Governance Committee has nominated four persons to serve as directors, each of whom are incumbent directors. Additionally, our Audit Committee has selected, and we recommend, that you ratify the selection of Crowe Chizek and Company LLC to continue as our independent registered public accounting firm for the year ending December 31, 2007. We recommend you vote your shares for the director nominees and in favor of the ratification of our accountants.

We encourage you to attend the meeting in person. Please return the enclosed RSVP card if you plan to attend. **Whether or not you plan to attend, however, please complete, date, sign and return the enclosed proxy card in the enclosed envelope.** This will assure that your shares are represented at the meeting.

We look forward with pleasure to seeing and visiting with you at the meeting.

Very truly yours,

Michael L. Kubacki
Chairman of the Board, President and Chief Executive Officer



Lakeland Financial Corporation

P.O. Box 1387 • Warsaw, Indiana 46581 • (574) 267-6144

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD APRIL 10, 2007

To the shareholders:

The annual meeting of the shareholders of Lakeland Financial Corporation will be held on Tuesday, April 10, 2007, at 12:00 p.m. at Westminster Hall located at 200 Seminary Drive in Winona Lake, Indiana, for the following purposes:

1. to elect four members of the board of directors;

2. to ratify the appointment of Crowe Chizek and Company LLC as our independent registered public accounting firm for the fiscal year ending December 31, 2007; and

3. to transact such other business as may properly be brought before the meeting and any adjournments or postponements of the meeting.

Only shareholders of record on our books at the close of business on February 21, 2007, the record date for the annual meeting, will be entitled to vote at the annual meeting. In the event there are an insufficient number of votes for a quorum or to approve or ratify any of the foregoing proposals at the time of the annual meeting, the meeting may be adjourned or postponed in order to permit us to further solicit proxies.

By order of the board of directors

David M. Findlay
Executive Vice President and Secretary

Warsaw, Indiana
March 5, 2007

PLEASE SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON. WE HOPE THAT YOU WILL BE ABLE TO ATTEND THE MEETING, AND IF YOU DO YOU MAY VOTE YOUR STOCK IN PERSON IF YOU WISH. YOU MAY REVOKE THE PROXY CARD AT ANY TIME PRIOR TO ITS EXERCISE.

LAKELAND FINANCIAL CORPORATION

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS
April 10, 2007

Lakeland Financial Corporation, an Indiana corporation, with its principal executive offices located in Warsaw, Indiana, is the holding company for Lake City Bank. We also own all of the common securities of Lakeland Statutory Trust II, a Connecticut business trust created for the issuance of trust preferred securities. Lake City Bank owns all of the common stock of LCB Investments Limited (a subsidiary formed in 1999) and LCB Investments II, Inc. (a subsidiary formed in 2006), both of which were formed to manage a portion of the Bank's securities portfolio.

This proxy statement is being furnished to shareholders in connection with the solicitation by our board of directors of proxies to be used at the annual meeting to be held at Westminster Hall, located at 200 Seminary Drive in Winona Lake, Indiana on Tuesday, April 10, 2007 at 12:00 p.m., or at any adjournments or postponements of the meeting. Our summary annual report to shareholders, including the consolidated financial statements for the fiscal year ended December 31, 2006 and a copy of our Form 10-K that we filed with the Securities and Exchange Commission, accompanies this proxy statement, which is first being mailed to shareholders on or about March 5, 2007.

The following is information regarding the meeting and the voting process, presented in a question and answer format.

Why am I receiving this proxy statement and proxy card?

You are receiving a proxy statement and proxy card from us because on February 21, 2007, the record date for the annual meeting, you owned shares of Lakeland Financial's common stock. This proxy statement describes the matters that will be presented for consideration by the shareholders at the annual meeting. It also gives you information concerning the matters to assist you in making an informed decision.

When you sign the enclosed proxy card, you appoint the proxy holder as your representative at the meeting. The proxy holder will vote your shares as you have instructed in the proxy card, thereby ensuring that your shares will be voted whether or not you attend the meeting. Even if you plan to attend the meeting, you should complete, sign and return your proxy card in advance of the meeting just in case your plans change.

If you have signed and returned the proxy card and an issue comes up for a vote at the meeting that is not identified on the card, the proxy holder will vote your shares, pursuant to your proxy, in accordance with his or her judgment.

What matters will be voted on at the meeting?

You are being asked to vote on the election of four directors of Lakeland Financial for a term expiring in 2010 and the ratification of the appointment of Crowe Chizek and Company LLC as our independent registered public accounting firm for the 2007 fiscal year. These matters are more fully described in this proxy statement.

How do I vote?

You may vote either by mail or in person at the meeting. If you are a record holder of shares, you may complete and sign the enclosed proxy card and mail it in the enclosed pre-addressed envelope. No postage is required if mailed in the United States. If you mark your proxy card to indicate how you want your shares voted, your shares will be voted as you instruct.

If you sign and return your proxy card but do not mark the card to provide voting instructions, the shares represented by your proxy card will be voted "for" all four nominees named in this proxy statement and "for" the ratification of the appointment of our auditors.

If you are a beneficial owner and a broker or other fiduciary is the record holder (or in what is usually referred to as "street name"), then you received this proxy statement from the record holder. The record

holder should have given you instructions for directing how the record holder should vote your shares. It will then be the record holder's responsibility to vote your shares for you in the manner you direct.

If you want to vote in person, please come to the meeting. We will distribute written ballots to anyone who wants to vote at the meeting. Please note, however, that if your shares are held in the name of a broker or other fiduciary, you will need to arrange to obtain a proxy from the record holder in order to vote in person at the meeting. Even if you plan to attend the annual meeting, you should complete and return your proxy card in advance of the annual meeting in case your plans change.

If I hold shares in the name of a broker, who votes my shares?

Under the rules of various national and regional securities exchanges, brokers and other fiduciaries may generally vote on routine matters, such as the election of directors and the ratification of independent registered public accounting firm, but cannot vote on non-routine matters, such as an amendment to the certificate of incorporation or the adoption of a stock incentive plan, unless they have received voting instructions from the person for whom they are holding shares. You should do this by carefully following the instructions your broker gives you concerning their procedures.

What does it mean if I receive more than one proxy card?

It means that you have multiple holdings reflected in our stock transfer records and/or in accounts with stockbrokers. Please sign and return **ALL** proxy cards to ensure that all of your shares are voted.

What if I change my mind after I return my proxy card?

If you hold your shares in your own name, you may revoke your proxy and change your vote at any time before the polls close at the meeting. You may do this by:

- signing another proxy card with a later date and returning that proxy card to our transfer agent at:

  American Stock Transfer and Trust Company
  59 Maiden Lane
  New York, New York 10038;

- sending notice to us that you are revoking your proxy; or

- voting in person at the meeting.

If you hold your shares in the name of your broker and desire to revoke your proxy, you will need to contact your broker to revoke your proxy.

How many votes do we need to hold the annual meeting?

A majority of the shares that are outstanding and entitled to vote as of the record date must be present in person or by proxy at the meeting in order to hold the meeting and conduct business.

Shares are counted as present at the meeting if the shareholder either:

- is present and votes in person at the meeting; or

- has properly submitted a signed proxy card or other form of proxy.

On February 21, 2007, the record date, there were 12,180,648 shares of common stock issued and outstanding. Therefore, at least 6,090,325 shares need to be present at the annual meeting.

What happens if a nominee is unable to stand for re-election?

The board may, by resolution, provide for a lesser number of directors or designate a substitute nominee. In the latter case, shares represented by proxies may be voted for a substitute nominee. Proxies cannot be voted for more than four nominees. We have no reason to believe any nominee will be unable to stand for re-election.

What options do I have in voting on each of the proposals?

You may vote "for" or "withhold authority to vote for" each nominee for director. You may vote "for," "against" or "abstain" on the ratification of the appointment of our independent registered public accounting firm and on any other proposal that may properly be brought before the meeting.

How many votes may I cast?

Generally, you are entitled to cast one vote for each share of stock you owned on the record date. The proxy card included with this proxy statement indicates the number of shares owned by an account attributable to you.

How many votes are needed for each proposal?

Directors will be elected by a plurality and the four individuals receiving the highest number of votes cast "for" their election will be elected as directors of Lakeland Financial.

The ratification of the appointment of our independent registered public accounting firm and all other matters must receive the affirmative vote of a majority of the shares present in person or by proxy at the meeting and entitled to vote. Broker non-votes will not be counted as entitled to vote, but will count for purposes of determining whether or not a quorum is present on the matter.

Where do I find the voting results of the meeting?

If available, we will announce voting results at the meeting. The voting results will also be disclosed in our Form 10-Q for the quarter ended June 30, 2007.

Who bears the cost of soliciting proxies?

We will bear the cost of soliciting proxies. In addition to solicitations by mail, officers, directors or employees of Lakeland Financial or its subsidiaries may solicit proxies in person or by telephone. These persons will not receive any special or additional compensation for soliciting proxies. We may reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to shareholders.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock at February 21, 2007, by each person known by us to be the beneficial owner of more than 5% of the outstanding common stock, by each director or nominee, by each executive officer named in the summary compensation table, which can be found later in this proxy statement, and by all directors and executive officers of Lakeland Financial as a group. Beneficial ownership has been determined for this purpose in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), under which a person is deemed to be the beneficial owner of securities if he or she has or shares voting power or investment power in respect of such securities or has the right to acquire beneficial ownership of securities within 60 days of February 21, 2007.

Name of Individual or Number of Individuals in Group	Amount and Nature of Beneficial Ownership[1,2]	Percent of Class
5% Shareholders		
Lakeland Financial Corporation 401(k) Plan Post Office Box 1387 Warsaw, Indiana 46581-1387	998,611[3]	8.20%
Directors and Nominees		
Robert E. Bartels, Jr.	200	*
L. Craig Fulmer	49,099[4]	*
Thomas A. Hiatt	21	*
George B. Huber	8,832[5]	*
Michael L. Kubacki	183,006[6]	1.47%
Allan J. Ludwig	75,702[7]	*
Charles E. Niemier	41,702[8]	*
Emily E. Pichon	1,000	*
Richard L. Pletcher	34,607[9]	*
Steven D. Ross	8,111[10]	*
Donald B. Steininger	36,476[11]	*
Terry L. Tucker	36,318[12]	*
M. Scott Welch	23,773[13]	*

4

Name of Individual or Number of Individuals in Group	Amount and Nature of Beneficial Ownership[1,2]	Percent of Class
Other Named Executive Officers		
David M. Findlay	66,668[14]	*
Charles D. Smith	110,139[15]	*
Kevin L. Deardorff	47,832[16]	*
James D. Westerfield	955	*
All directors and executive officers as a group (20 persons)	746,562[17]	6.00%

*Indicates that the individual or entity owns less than one percent of Lakeland Financial's common stock.

(1) The total number of shares of common stock issued and outstanding on February 21, 2007 was 12,180,648.

(2) The information contained in this column is based upon information furnished to us by the persons named above and as shown on our transfer records. The nature of beneficial ownership for shares shown in this column, unless otherwise noted, represents sole voting and investment power.

(3) This information has been supplied by Fidelity Investments which serves as trustee of the trust for the plan. Participant employees of Lakeland Financial and Lake City Bank exercise voting and investment power over the shares held in their respective participant accounts. Lake City Bank exercises sole investment power over those shares not allocated to any participant account.

(4) Includes 5,706 shares held by Mr. Fulmer's individual retirement account, as to which shares he shares voting and investment power; 600 shares held by Mr. Fulmer's wife's individual retirement account, as to which shares he shares voting and investment power; 7,200 options, which are currently exercisable, over which Mr. Fulmer has no voting power and sole investment power; and 15,571 shares credited to Mr. Fulmer's account as of February 6, 2007 under the terms of the Amended and Restated Lakeland Financial Corporation Directors Fee Deferral Plan.

(5) Includes 4,000 shares held in trust in which Mr. Huber shares voting and investment power; and 832 shares credited to Mr. Huber's account as of February 6, 2007 under the terms of the Amended and Restated Lakeland Financial Corporation Directors Fee Deferral Plan.

(6) Includes 200 shares owned by Mr. Kubacki's son and 600 shares held in a trust in which he serves as co-trustee and 77,982 options, which are currently exercisable, over which Mr. Kubacki has no voting power and sole investment power.

(7) Includes 34,984 shares held by Ludwig Investments, as to which shares Mr. Ludwig exercises voting and investment power; 16,000 shares held by Mr. Ludwig's individual retirement account, as to which shares he exercises voting and investment power; 4,000 shares held by Mr. Ludwig's wife's retirement account, as to which shares Mr. Ludwig disclaims any beneficial interest; 7,200 options, which are currently exercisable, over which Mr. Ludwig has no voting power and sole investment power; and 13,518 shares credited to Mr. Ludwig's account as of February 6, 2007 under the terms of the Amended and Restated Lakeland Financial Corporation Directors Fee Deferral Plan.

(8) Includes 7,010 shares held by Mr. Niemier's individual retirement account, as to which shares he shares voting and investment power; 4,214 shares held by Mr. Niemier's wife's individual retirement account, as to which shares he disclaims any beneficial interest; 8,606 shares held in Mr. Niemier's 401(k) plan, as to which shares he shares voting and investment power; 5,350 options, which are currently exercisable, over which Mr. Niemier has no voting power and sole investment power; and 11,828 shares credited to Mr. Niemier's account as of February 6, 2007 under the terms of the Amended and Restated Lakeland Financial Corporation Directors Fee Deferral Plan.

(9) Includes 1,580 shares held by Mr. Pletcher's individual retirement account. Also included are 1,580 shares held by Mr. Pletcher's wife's individual retirement account, with respect to which shares Mr. Pletcher disclaims any beneficial interest; 7,200 options, which are currently exercisable, over which Mr. Pletcher has no voting power and sole investment power; and 21,358 shares credited to Mr. Pletcher's account as of February 6, 2007 under the terms of the Amended and Restated Lakeland Financial Corporation Directors Fee Deferral Plan.

(10) Includes 3,000 options, which are currently exercisable, over which Mr. Ross has no voting power and sole investment power.

(11) Includes 1,400 shares held by Mr. Steininger's wife's individual retirement account, as to which shares he shares voting and investment power; 2,000 options, which are currently exercisable, over which Mr. Welch has no voting power and sole investment power; and 4,076 shares credited to Mr. Steininger's account as of February 6, 2007 under terms of the Amended and Restated Lakeland Financial Corporation Directors Fee Deferral Plan.

(12) Includes 7,200 options, which are currently exercisable, over which Mr. Tucker has no voting power and sole investment power ;and 14,726 shares credited to Mr. Tucker's account as of February 6, 2007 under the terms of the Amended and Restated Lakeland Financial Corporation Directors Fee Deferral Plan.

(13) Includes 1,400 shares held by Mr. Welch's wife's individual retirement account, as to which shares he shares voting and investment power; 5,350 options, which are currently exercisable, over which Mr. Welch has no voting power and sole investment power; and 9,423 shares credited to Mr. Welch's account as of February 6, 2007 under the terms of the Amended and Restated Lakeland Financial Corporation Directors Fee Deferral Plan.

(14) Includes 60,000 options, which are currently exercisable, over which Mr. Findlay has no voting power and sole investment power.

(15) Includes 592 shares owned by Mr. Smith's wife, as to which shares he disclaims any beneficial interest and 36,000 options, which are currently exercisable, over which Mr. Smith has no voting power and sole investment power.

(16) Includes 39,758 options, which are currently exercisable, over which Mr. Deardorff has no voting power and sole investment power.

(17) This includes shares which have been allocated to executive officers under the 401(k) plan through December 31, 2006.

ELECTION OF DIRECTORS

Shareholders will be entitled to elect four directors for a term expiring in 2010 at the annual meeting. Our board is divided into three classes of directors having staggered terms of three years. In January 2007, we expanded the size of our board from twelve to thirteen directors and appointed Thomas A. Hiatt as a director to the class standing for election at the 2008 meeting. We have no knowledge that any nominee will refuse or be unable to serve, but if any of the nominees is unavailable for election, the holders of the proxies reserve the right to substitute another person of their choice as a nominee when voting at the meeting.

Set forth below is information concerning the nominees for election and for each of Lakeland Financial's other directors, whose terms of office will continue after the meeting, including the age, the year first appointed or elected as a director and the other positions held by the person at Lakeland Financial and Lake City Bank. The nominees, if elected at the annual meeting, will serve as directors for a three-year term expiring in 2010, except as noted below. **We recommend that shareholders vote "FOR" each of the nominees for director. Unless authority to vote for the nominees is withheld, the shares represented by the enclosed proxy card, if executed and returned, will be voted "FOR" the election of the nominees.**

NOMINEES

Name (age)	Director Since	Positions with Lakeland Financial and Lake City Bank
Term Expires 2007		
L. Craig Fulmer (age 64)	1993	Director of Lakeland Financial and Lake City Bank
Charles E. Niemier (age 51)	1998	Director of Lakeland Financial and Lake City Bank
Donald B. Steininger (age 64)	2001	Director of Lakeland Financial and Lake City Bank
Terry L. Tucker (age 66)	1988	Director of Lakeland Financial and Lake City Bank

CONTINUING DIRECTORS

Term Expires 2008	Director Since	Positions with Lakeland Financial and Lake City Bank
Robert E. Bartels, Jr. (age 42)	2002	Director of Lakeland Financial and Lake City Bank
Thomas A. Hiatt (age 59)	2007	Director of Lakeland Financial and Lake City Bank
Michael L. Kubacki (age 55)	1998	Chairman, President and Chief Executive Officer of Lakeland Financial and Lake City Bank
Steven D. Ross (age 52)	2000	Director of Lakeland Financial and Lake City Bank
M. Scott Welch (age 46)	1998	Director of Lakeland Financial and Lake City Bank

Term Expires 2009		
George B. Huber (age 49)	2006	Director of Lakeland Financial and Lake City Bank
Allan J. Ludwig (age 68)	1996	Director of Lakeland Financial and Lake City Bank
Emily E. Pichon (age 43)	2002	Director of Lakeland Financial and Lake City Bank
Richard L. Pletcher (age 65)	1992	Director of Lakeland Financial and Lake City Bank

Except as noted above, all directors will hold office for the terms indicated, or until their earlier death, resignation, removal or disqualification, and until their respective successors are duly elected and qualified. There are no arrangements or understandings between any of the nominees, directors or executive officers and any other person pursuant to which any of our nominees, directors or executive officers have been selected for their respective positions. No nominee, member of the board of directors or executive officer is related to any other nominee, member of the board of directors or executive officer. No nominee or director is a director of another "public corporation" (i.e. subject to the reporting requirements of the Securities Exchange Act of 1934) or of any investment company, except for Mr. Niemier, who is a director of Biomet, Inc.

The business experience of each of the nominees and continuing directors for the past five years is as follows:

Mr. Bartels, Jr. is President and Chief Executive Officer of Martin's Supermarkets, Inc., a regional supermarket chain headquartered in South Bend, Indiana.

Mr. Fulmer is Chairman of Heritage Financial Group, Inc., a real estate investment and management company based in Elkhart, Indiana.

Mr. Hiatt is Managing Director and co-founder of Centerfield Capital Partners, a venture capital investment company headquartered in Indianapolis, Indiana.

Mr. Huber is President and founder of Equity Investment Group, Inc., a national real estate investment and management company headquartered in Fort Wayne, Indiana. Mr. Huber also serves as the President of Murphy & Associates, a Midwest commercial real estate and investment management company.

Mr. Kubacki presently serves as Chairman, President and Chief Executive Officer of Lakeland Financial and Lake City Bank. Prior to joining Lakeland Financial in 1998, Mr. Kubacki served as Executive Vice President of the Northern Trust Bank of California, NA.

Mr. Ludwig is an entrepreneur and industrial developer in Elkhart, Indiana.

Mr. Niemier is President - Biomet Spine and Trauma, Division of Biomet, Inc. and a director of Biomet, Inc., which is a manufacturer of medical and orthopedic devices based in Warsaw, Indiana. He also serves as a trustee of Valparaiso University.

Ms. Pichon is a director of the Cole Foundation, a private charitable foundation focused on northeast Indiana education, economic development and conservation based in Fort Wayne, Indiana.

Mr. Pletcher is President of Pletcher Enterprises, Inc., a holding company located in Nappanee, Indiana, and Chief Executive Officer of its principal subsidiary, Amish Acres, LLC, a heritage resort.

Mr. Ross is President of Bertsch Services and President of Heartland Coffee Company. Bertsch is a regional food service and vending company and Heartland is a regional coffee and beverage service and vending company. Both companies are based in Warsaw, Indiana.

Mr. Steininger is President of Steininger Development, a real estate development company based in Ft. Wayne, Indiana.

Mr. Tucker is Chairman and Chief Executive Officer of Maple Leaf Farms, Inc., which is primarily engaged in duck production, processing and sales, as well as the production and sale of other food products and is headquartered in Milford, Indiana.

Mr. Welch is the Chief Executive Officer of Welch Packaging Group, Inc., which is primarily engaged in producing industrial and point of purchase packaging and is headquartered in Elkhart, Indiana.

In addition, the following individuals serve as executive officers of Lakeland Financial and are named in the compensation tables included in this proxy statement:

David M. Findlay, age 45, became an Executive Vice President and Chief Financial Officer of Lakeland Financial and Lake City Bank in September, 2000. Prior to his arrival, Mr. Findlay served as the Chief Financial Officer of Quality Dining, Inc., a publicly traded company with its headquarters in South Bend, Indiana. Prior to that, he served in various capacities with The Northern Trust Company in Chicago.

Charles D. Smith, age 62, presently serves as an Executive Vice President of Lakeland Financial and Lake City Bank, positions he has held since 2000. He has served as an officer of Lake City Bank since 1983.

Kevin L. Deardorff, age 45, presently serves as an Executive Vice President of Lakeland Financial and Lake City Bank, positions he has held since 2001. He has served as an officer of Lake City Bank since 1993.

James D. Westerfield, age 49, presently serves as a Senior Vice President and Trust Officer of Lakeland Financial and as head of our Wealth Advisory Group. He joined Lake City Bank in December 2005 and assumed his current responsibilities as of February 2006. Prior to that time, Mr. Westerfield served in similar capacities at other banks since 1995.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires that our executive officers, directors and persons who own more than 10% of our common stock file reports of ownership and changes in ownership with the Securities and Exchange Commission. They are also required to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of the copies of such forms, and, if appropriate, representations made to us by any reporting person concerning whether a Form 5 was required to be filed for 2006, we are not aware that any of our directors, executive officers or 10% shareholders failed to comply with the filing requirements of Section 16(a) during 2006 except for Mr. Huber who did not timely file an indirect initial holding of 4,000 shares and one report concerning 3,000 stock options granted to him and Mr. Tucker who did not timely file one report concerning an acquisition of our common stock totaling 3,770 shares.

CORPORATE GOVERNANCE AND THE BOARD OF DIRECTORS

General

In January 2007, we expanded the size of our board from twelve to thirteen directors and appointed Thomas A. Hiatt as a director to the class of directors who are up for election at the 2008 annual meeting. Generally, the board oversees our business and monitors the performance of our management. In accordance with our corporate governance procedures, the board does not involve itself in the day-to-day operations of Lakeland Financial, which is monitored by our executive officers and management. Our directors fulfill their duties and responsibilities by attending regular meetings of the board, which convene at least eight times per year, and through committee membership, which is discussed below. Our directors also discuss business and other matters with Mr. Kubacki, our President and Chief Executive Officer, other key executives and our principal external advisers (legal counsel, auditors and other consultants). All members of our board of directors also serve as members of Lake City Bank's board of directors.

With the exception of Mr. Kubacki, all of our current directors are "independent" as defined by the Nasdaq Stock Market, Inc. and the board has determined that the independent directors do not have other relationships with us that prevent them from making objective, independent decisions. The board of directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee, among other committees. The current charters of each of these committees are available on our website at www.lakecitybank.com. Also posted on the web site is a general description regarding our company and links to our filings with the Securities and Exchange Commission.

Our board of directors held ten meetings during 2006. All of the directors attended at least 75% of the board meetings and meetings of committees of which they were members. While we do not have a specific policy regarding attendance at the annual shareholder meeting, all directors are encouraged and expected to attend the meeting. Last year's annual meeting was attended by eleven of the twelve directors in office during 2006.

Audit Committee

In 2006, the Audit Committee was comprised of Charles E. Neimier, Robert E. Bartels, Jr., Emily E. Pichon, Richard L. Pletcher, Terry L. Tucker and M. Scott Welch, each of whom is expected to serve on the committee through 2007. Each of the members is considered "independent" according to the Nasdaq listing requirements and the regulations of the Securities and Exchange Commission. The board of directors has determined that Mr. Niemier qualifies as an "audit committee financial expert" under the regulations of the Securities and Exchange Commission. The board based this decision on Mr. Niemier's education, his professional experience at an audit firm and his experience as former Chief Financial Officer and current board member of Biomet, Inc., a company with its common stock quoted on the Nasdaq Global Select Market.

The functions performed by the Audit Committee include, among other things, the following:

- overseeing our accounting and financial reporting;

- selecting, appointing and overseeing our independent registered public accounting firm;

- reviewing actions by management on recommendations of the independent registered public accounting firm and internal auditors;

- meeting with management, the internal auditors and the independent registered public accounting firm to review the effectiveness of our system of internal control and internal audit procedures; and

- reviewing reports of bank regulatory agencies and monitoring management's compliance with recommendations contained in those reports.

To promote independence of the audit function, the committee consults separately and jointly with the independent registered public accounting firm, the internal auditors and management. We have adopted a written charter for the committee, which sets forth the committee's duties and responsibilities. Our current charter was attached to last year's proxy statement as Appendix A and is also available on our website at www.lakecitybank.com. In 2006, the committee met four times.

Compensation Committee

During 2006, the Compensation Committee was comprised of L. Craig Fulmer, Charles E. Niemier, Emily E. Pichon, Richard L. Pletcher and Terry L. Tucker, each of whom is expected to serve on the committee through 2007. Each of the members is considered "independent" according to the Nasdaq listing requirements, an "outside" director pursuant to Section 162(m) of the Internal Revenue Code and a "non-employee" director under Section 16 of the Securities Exchange Act of 1934. The purpose of the Compensation Committee is to determine the salary and bonus to be paid to Mr. Kubacki, our Chief Executive Officer, and to review and approve the salaries and bonuses for our other executive officers. The committee also administers our share incentive plan and meets either independently or in conjunction with our full board of directors to grant awards to eligible individuals in accordance with the terms of the plan. We have adopted a written charter for the committee, which sets forth the committee's duties and responsibilities. Our current charter is available on our website at www.lakecitybank.com. In 2006, the committee met one time.

Corporate Governance Committee

We also have a Corporate Governance Committee. The members of the committee are Allan J. Ludwig, Steven D. Ross, Donald B. Steininger and M. Scott Welch, and each is considered "independent" according to the Nasdaq listing requirements and is expected to serve on the committee through 2007. The primary purposes of the committee are to identify and recommend individuals to be presented to our shareholders for election or re-election to the board of directors and to review and monitor our policies, procedures and structure as they relate to corporate governance. We have adopted a written charter for the committee, which sets forth the committee's duties and responsibilities. Our current charter is available on our website at www.lakecitybank.com. The committee met one time in 2006. Additionally, the board determined that Mr. Hiatt is an independent director pursuant to Nasdaq's listing requirements. In making this determination, the board considered the fact that we have made several investments in funds managed by a company controlled by Mr. Hiatt and determined that such a relationship would not prevent Mr. Hiatt from making an independent decision while serving on the board.

Director Nominations and Qualifications

In October 2006, Mr. Kubacki, our President and Chief Executive Officer, recommended to the Corporate Governance Committee that Thomas A. Hiatt be appointed as a director to further strengthen the board. Members of the Corporate Governance Committee considered the recommendation and determined that his experience and skills met the criteria for directors, described below, and the committee recommended to the full board that Mr. Hiatt be appointed as a director. In January 2007, we expanded the size of our board from twelve to thirteen directors and appointed Thomas A. Hiatt as a director to the class standing for election at the 2008 annual meeting of shareholders. For the 2007 annual meeting, the Corporate Governance Committee nominated for re-election to the board the four incumbent directors, whose terms are set to expire in 2007. This nomination was further approved by the full board. We did not receive any shareholder nominations for director for the 2007 annual meeting.

The Corporate Governance Committee evaluates all potential nominees for election, including incumbent directors, board nominees and those shareholder nominees included in the proxy statement, in the same manner. Generally, the committee believes that, at a minimum, directors should possess certain qualities, including the highest personal and professional ethics and integrity, a sufficient educational and professional background, demonstrated leadership skills, sound judgment, a strong sense of service to the communities which we serve and an ability to meet the standards and duties set forth in our code of conduct. Additionally, all nominees must be under the age of 70, which is the mandatory retirement age established by the board. The committee also evaluates potential nominees to determine if they have any conflicts of interest that may interfere with their ability to serve as effective board members and to determine whether they are "independent" in accordance with Nasdaq requirements (to ensure that at least a majority of the directors will, at all times, be independent). The committee has not, in the past, retained any third party to assist it in identifying candidates.

Shareholder Communication with the Board, Nomination and Proposal Procedures

General Communications with the Board. Shareholders may contact Lakeland Financial's board of directors by contacting David M. Findlay, Corporate Secretary, at Lakeland Financial Corporation, P.O. Box 1387, Warsaw, Indiana, 46581-1387 or (574) 267-6144. All comments will be forwarded directly to the Chairman of the Board.

Nominations of Directors. In accordance with our bylaws, a shareholder may nominate a director for election to the board at an annual meeting of shareholders by delivering written notice of the nomination to our President not fewer than 10 days nor more than 50 days prior to the date of the annual meeting. The shareholder's notice of intention to nominate a director must include the name and address of the proposed nominee, the principal occupation of the proposed nominee, the name and address of the shareholder making the nomination, and the number of shares of capital stock of Lakeland Financial owned by the notifying shareholder. We may request additional information after receiving the notification.

For a shareholder nominee to be considered by our board as a company nominee and included in our proxy statement, the nominating shareholder must file a written notice of the proposed director nomination with our corporate secretary, at the above address, at least 120 days prior to the date the previous year's proxy statement was mailed to shareholders. Nominations must include the full name and address of the proposed nominee and a brief description of the proposed nominee's business experience for at least the previous five years. All submissions must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected. The committee may request additional information in order to make a determination as to whether to nominate the person for director.

Other Shareholder Proposals. For all other shareholder proposals to be considered for inclusion in our proxy statement and form of proxy relating to our annual meeting of shareholders to be held in 2008, shareholder proposals must be received by David M. Findlay, our Corporate Secretary, at the above address, no later than November 5, 2007, and must otherwise comply with the rules and regulations set forth by the Securities and Exchange Commission.

Independent Director Sessions

Consistent with the Nasdaq listing requirements, the independent directors regularly have the opportunity to meet without Mr. Kubacki in attendance and in 2006 there were three such sessions. In 2003, the board of directors created the position of a lead independent director, and the Corporate Governance Committee appointed L. Craig Fulmer as our lead independent director. This appointment is reviewed annually by the Corporate Governance Committee. The lead independent director assists the board in assuring effective corporate governance and serves as chairperson of the independent director sessions.

Code of Ethics

We have a code of conduct in place that applies to all of our directors and employees. The code sets forth the standard of ethics that we expect all of our directors and employees to follow, including our Chief Executive Officer and Chief Financial Officer. The code of conduct is posted on our website at www.lakecitybank.com. We intend to satisfy the disclosure requirements under Item 10 of Form 8-K regarding any amendment to or waiver of the code with respect to our Chief Executive Officer and Chief Financial Officer, and persons performing similar functions, by posting such information on our website.


COMPENSATION DISCUSSION AND ANALYSIS


Introduction.

This Compensation Discussion and Analysis describes Lakeland Financial's compensation philosophy and policies for 2006 as applicable to the executive officers named in the Summary Compensation Table on page 20. This section explains the structure and rationale associated with each material element of the executive's compensation, and it provides important context for the more detailed disclosure tables and specific compensation amounts provided following the section.

Compensation-related Governance and Role of the Compensation Committee.

Committee Membership and Charter. During 2006, the Compensation Committee was comprised of L. Craig Fulmer, Charles E. Niemer, Emily E. Pichon, Richard L. Pletcher and Terry L. Tucker, each of whom is expected to serve on the committee through 2007. Each of the members is considered "independent" according to the Nasdaq listing requirements, an "outside" director pursuant to Section 162(m) of the Internal Revenue Code and a "non-employee" director under Section 16 of the Securities Exchange Act of 1934. The purpose of the committee is to determine the salary and bonus to be paid to Mr. Kubacki, our Chief Executive Officer, and to make a recommendation regarding his compensation to the full board for approval. The committee also reviews and recommends to the board for approval the salaries and bonuses for our other executive officers. Further, the committee administers our share incentive plan, our long term incentive plan and our executive incentive bonus plan. With respect to the share incentive plan, the committee meets either independently or in conjunction with our full board of directors to grant awards to eligible individuals in accordance with the terms of the plan. We have adopted a written charter for the committee, which sets forth the committee's duties and responsibilities. Our current charter is available on our website at www.lakecitybank.com.

Role of Executives in Committee Meetings. The committee relies upon Mr. Kubacki's assessment of each executive officer's individual performance, which considers the executive's efforts in achieving his or her individual goals each year, managing and developing employees and the enhancement of long-term relationships with customers, if applicable to his or her position. Individual goals for executive officers are established by Mr. Kubacki in consultation with each executive officer.

Role of Compensation Consultants. The committee's charter gives it the authority to hire outside consultants to further its objectives and responsibilities. In 2005, the committee engaged a compensation consulting firm to assess the effectiveness and structure of our overall executive compensation program. Additionally, on occasion, the committee has consulted with external compensation experts, which have included various consulting firms such as The Delves Group and Clark Consulting. In addition, the committee reviews compensation survey data from industry sources such as the Indiana Bankers Association.

Compensation Philosophy and Objectives.

The overall objectives of Lakeland Financial's compensation programs are to align executive officer compensation with the success of meeting long-term strategic operating and financial goals. The programs are designed to create meaningful incentives to manage the business successfully with a constant focus on short-term and long-term performance versus the strategic plan and the key operating and financial objectives. Our philosophy is intended to align the interests of executive management with those of our stockholders. The executive compensation program is structured to accomplish the following objectives:

- encourage a consistent and competitive return to stockholders over the long-term;

- maintain a corporate environment which encourages stability and a long-term focus for the primary constituencies of Lakeland Financial; including employees, stockholders, communities, clients and government regulatory agencies;

- maintain a program which:

    - clearly motivates personnel to perform and succeed according to our current goals;

    - provides management with the appropriate empowerment to make decisions that benefit the primary constituents;

- retains key personnel critical to our long-term success;

- provides for management succession planning and related considerations;

- emphasizes formula-based components, such as performance-based bonus plans and long-term incentive plans, in order to better focus management efforts in its execution of corporate goals;

- encourages increased productivity;

- provides for subjective consideration in determining incentive and compensation components; and

- ensure that management:

  - fulfills its oversight responsibility to its primary constituents;

  - conforms its business conduct to the highest ethical standards;

  - remains free from any influences that could impair or appear to impair the objectivity and impartiality of its judgments or treatment of our constituents; and

  - continues to avoid any conflict between its responsibilities to Lakeland Financial and each executive officer's personal interests.

Compensation Factors.

General. The committee's decisions regarding each named executive officers are based, in part on the committee's subjective judgment and takes into account qualitative and quantitative factors, as will be set forth in the discussion below. In reviewing an executive officer's compensation, the committee considers and evaluates all components of the officer's total compensation package.

Corporate Performance. In establishing executive compensation, the committee measures Lakeland Financial's performance compared to management's and the board's goals and objectives as well as to our peer group performance for financial institutions of comparable size and complexity. The committee believes that using Lakeland Financial's performance as a factor in determining an executive officer's compensation is effective in helping to align the executive's interests with those of our stockholders. With that in mind, the committee focuses on performance versus key financial performance criteria, such as return on beginning equity, return on average assets, revenue growth, diluted earnings per share growth, capital adequacy, the efficiency ratio and asset quality. As part of the evaluation and review of these criteria, the committee will also take into account various subjective issues, such as general economic conditions, including the interest rate environment and its impact on performance, and how they may affect Lakeland Financial's performance.

For purposes of peer analysis in assessing performance, Lakeland Financial generally considers peer groups that include commercial banks of similar asset size. The peer groups used in 2006 generally included financial institutions with total assets of $1.0 billion to $2.5 billion, with a focus on banks located in the central region of the United States. Given the ever-changing landscape within the banking industry, there is no specifically defined group of banks that are utilized for this analysis. Therefore, under certain circumstances, the committee has occasionally engaged external compensation experts, which have included various compensation consulting firms such as The Delves Group and Clark Consulting. In addition, the committee reviews compensation survey data that is readily available to Lakeland Financial from industry sources such as the Indiana Bankers Association.

Other factors of corporate performance that may affect an executive's compensation include succession planning consideration, realization of economies of scale through cost-saving measures, Lakeland Financial's market share reputation in the communities which it serves, turnover level of employees, as well as less subjective performance considerations. In addition, the committee takes into consideration indirect business factors such as community involvement and leadership when reviewing executive compensation.

Benchmarking. In establishing the compensation of the named executive officers, the committee utilizes market data regarding the compensation practices of other financial institutions of a similar size. The committee believes that benchmarking is useful to stay competitive in the marketplace and for attracting and retaining qualified executives. While the committee believes that it is prudent to consider benchmarking in determining compensation practices, it does not set strict parameters using this data. Rather, the committee uses benchmarking data to ensure that executive compensation is not inconsistent with appropriately defined peer organizations. Generally, the committee believes that the current executive management of the bank has established a track record of long-term performance pursuant to the compensation philosophy and objectives described above that warrant top quartile or better compensation among similarly situated financial institutions. Additionally, the committee will consider data from outside the peer comparison when reviewing compensation practices if that comparison identifies similarities, such as business-line focus and long-term operating and financial stability, which should be considered. For example, institutions with a similar focus on complex commercial lending may be considered by the committee. The peer groups used for comparative purposes in 2006 and for 2007 were generally comprised of banks with total assets of $1.0 billion to $2.5 billion, with a focus on banks located in the central region of the United States.

Individual Performance. When evaluating an executive officer's individual performance, the committee relies upon Mr. Kubacki's assessment of individual performance, which considers the executive's efforts in achieving his or her individual goals each year, managing and developing employees and the enhancement of long-term relationships with customers, if applicable to his or her position. The executive officer's individual performance and/or individual contribution to the overall company performance depends, to a degree, on what steps are taken to increase revenues and implement cost-saving strategies and the outcome of such strategies. Each executive officer has different goals established that contribute to the long-term strategic goals of the company. Individual goals for executive officers are established by Mr. Kubacki in consultation with each executive officer.

Compensation Decisions.

This section describes the decisions made by the committee with respect to the compensation for the named executive officers for 2006 and 2007.

Executive Summary. The major components of executive officer compensation are base salary, bonus, equity awards, long-term incentive awards and additional benefit plans. As previously stated, in reviewing an executive officer's compensation, the committee considers and evaluates all components of the officer's total compensation package through the use of tally sheets. We have continued to apply the compensation principles described above in determining the compensation of the executive officers named in Summary Compensation Table on page 20. Our compensation decisions for 2006 factored in Lakeland Financial's performance versus key financial criteria, including return on beginning equity, return on average assets, revenue growth, diluted earnings per share growth, capital adequacy, efficiency ratio and asset quality. The committee's decisions made in 2006 and the first quarter of 2007 were made after considering the factors discussed throughout this Compensation Discussion and Analysis. Additionally, the committee determined that the named executive officers met or exceeded their individual goals for 2005 and 2006.

The following is a brief summary of the compensation decisions the committee affected for 2006 and 2007:

- we increased base salaries for the named executive officers, on average, by 4.2% for 2006 and 3.8% for 2007;

- bonus payments to named executive officers for 2006 decreased from bonuses for 2005;

- we implemented the long-term incentive plan in 2006 to strengthen our retention tools for key senior and executive management;

- there were no option grants to named executive officers in 2006 or 2005;

- benefits and perquisites remained substantially similar between 2005 and 2006 and we expect that will continue through 2007.

  Base Salary. We annually review the base salaries of the named executive officers to determine whether or not they will be adjusted, as described above. The salaries for 2006, determined by the committee at the end of 2005, are set forth in the Summary Compensation Table on page 20. In determining these salary levels, we considered the following:

- the compensation philosophy and guiding principles described above;

- the performance versus key financial objectives, as described above, in 2005;

- the base salary paid to the officers in comparable positions at companies in the peer groups, generally using the top quartile or higher percentile as our point of reference if the officer's overall performance and experience warrants such consideration;

- the overall professional experience and background and the industry knowledge of the named executive officers and the quality and effectiveness of their leadership at Lakeland Financial;

- all of the components of executive compensation, including base salary, bonus, stock options, retirement and death benefits, as well as benefits and perquisites;

- the performance of Lakeland Financial's stock price, although it is not a key factor in considering compensation as the committee believes that the performance of the stock price is subject to factors outside the control of executive management; and

- internal pay equity among Lakeland Financial executives.

  No specific weighting was applied to these factors, although our performance in 2005 was a contributing factor in setting salaries, as personal performance is rewarded more heavily in cash incentives and long-term incentive awards. The total increase in base salaries for the named executive officers for 2006 represents an overall increase of 3.8% over 2005.

At the end of 2006 and in early 2007, the committee determined the base salaries for the executive officers for 2007. The base salaries for 2007 are as follows:

Name	Position	2006 Base Salary	2007 Base Salary	Percentage Change from 2006 to 2007
Michael L. Kubacki	Chairman, President and Chief Executive Officer	$ 380,000	$ 400,000	5.26%
David M. Findlay	Executive Vice President – Administration and Chief Financial Officer	237,000	245,000	3.38
Charles D. Smith	Executive Vice President – Commercial	198,000	205,000	3.54
Kevin L. Deardorff	Executive Vice President – Retail	162,000	167,000	3.09
James D. Westerfield	Senior Vice President – Wealth Advisory	135,000	140,000	3.70

In determining these base salaries for 2007, we considered the following factors:

- the compensation philosophy and guiding principles described above;

- management succession planning and related considerations;

- the base salary paid to the officers in comparable positions at companies in the peer groups, using the top quartile or higher as our point of reference if the officer's overall performance and experience warrants such consideration;

- the experience and industry knowledge of the named executive officers and the quality and effectiveness of their leadership at Lakeland Financial;

- all of the components of executive compensation, including base salary, bonus, stock options, retirement and death benefits, as well as benefits and perquisites;

- the performance of Lakeland Financial's stock price, although it is not a key factor in considering compensation as the committee believes that the performance of the stock price is subject to factors outside the control of executive management; and

- internal pay equity among Lakeland Financial executives.

No specific weighting was applied to these factors. The committee also took into account the general economic factors in the financial industry that are beyond the executive officer's control and the committee believes that Lakeland Financial's performance in 2006 compares favorably with other financial institutions, including those of our peer group. As a result of these factors, the total increase in base salaries for 2007 represents an increase of 3.8% over 2006 salaries, which is less of an increase than the prior year.

Bonus. The committee determines eligibility for bonus payments using the parameters defined in the company's Executive Incentive Plan, which is a performance-based bonus plan for selected Lake City Bank corporate officers, including the executive officers. Pursuant to the plan, eligible participants may earn a performance-based bonus. Cash bonuses to executive officers for 2006, including Mr. Kubacki's, were determined pursuant to the plan, which is reviewed at least annually by the committee. This program applies to all of our executive officers, as well as designated officers of Lake City Bank. As established, the committee retains the right to modify the program and/or withhold payment at any time. Since the plan's inception in 2002, Lakeland Financial's performance has warranted payments under the plan.

Eligible participants in the bonus program may earn a performance-based bonus based on Lakeland Financial's overall performance as well as the individual participant's performance. Our performance is based on our actual net income for that year compared to the budgeted net income. We calculate this by using our net income after the 401(k) match and incentive compensation costs and excluding non-recurring gain/loss on sale of fixed assets, investments, business assets and extinguishment of debt. The committee approves a budgeted net income amount after reviewing the previous year's actual net income in conjunction with the board's and management's expectations for that particular year. The actual net income for each year must equal or exceed 70% of budgeted net income in order for a bonus to be paid that year. If actual to budget net income is at least 70%, the bonus is paid at 50%. If the actual to budget net income is at least 80%, the bonus is paid at 70%. If actual net income to budget net income is at least 90%, the bonus is paid at 90%. If actual net income to budget net income is at least 100%, the bonus is paid at 100%, and so on. Bonuses under the program provide for bonus payments of 3% to 40% of eligible salary. In 2006, the bonus program provided that our President and Chief Executive Officer would receive a bonus up to 40% of his salary, Executive Vice Presidents would receive up to 30% of their salaries and Senior Vice Presidents would receive up to 20% of their salaries. Bonuses for officers receiving promotions during the year were prorated. The amount of the bonus is also determined, in part, on the individual's overall performance compared to the individual's performance goals that are established in the beginning of the year by the individual and the other executives.

For 2006, our actual net income, calculated as described above, exceeded 90% of the budgeted net income threshold. This resulted in aggregated bonus payments of approximately $1.025 million paid to 150 employees. The bonuses paid to Mr. Kubacki and the other named executive officers are set forth in the Summary Compensation Table on page 20 of this Proxy Statement and were established pursuant to the bonus program. The budgeted net income for the bonus plan is approved each year by the Compensation Committee after consultation with Mr. Kubacki. The amount is generally increased each year in order to provide a proper level of incentive to the officers and, in the committee's view, it is not at a level that guarantees the target threshold will be obtained. The Company has achieved its net income target for the plan in one of the past three years.

Long-Term Incentive Plan. During 2005, the committee engaged a compensation consulting firm to assess the effectiveness and structure of our overall executive compensation program. The consulting firm provided the committee with a competitive analysis of our compensation program for the members of the senior management team. The analysis reported that our general base and incentive compensation structure was competitive with a select peer group, but revealed that the overall structure could be improved by strengthening long-term retention tools for senior management. As a result, the consulting firm recommended that we implement a long-term incentive ("LTI") plan in 2006. The analysis provided a summary of findings and recommendations regarding an overview and design for a possible plan setting forth performance-based payouts based upon key financial criteria, including average revenue growth rate, average diluted earnings per share growth rate and average return on beginning equity for the measurement period. The committee implemented the Lakeland Financial Corporation Long-Term Cash Incentive Plan in 2006 for certain members of senior management, including Messrs. Kubacki, Findlay, Smith, Deardorff and Westerfield.

The purpose of the plan is to motivate select officers to collectively produce outstanding results, encourage superior performance, increase productivity and aid in attracting and retaining key employees. Mr. Kubacki recommends, subject to the committee's approval, the performance measures and performance targets to be used for each performance period and the LTI bonus to be paid if certain required conditions are met. Performance targets are based on a combination of Lakeland Financial's goals, business unit and/or individual goals or on such other factors that the committee may determine and approve. Different performance targets may be established for different participants for any performance period, although currently all executives have the same performance targets.

The plan measures performance against three key criteria over a three-year performance period: revenue growth, diluted earnings per share growth and average return on equity. Unless the committee determines otherwise, a new three-year performance period will begin each year. Thus, the maximum number of performance periods open to measurement at any time is three. Upon completion of the current performance period in 2008, executive officers will have the ability to receive LTI bonuses on a yearly basis at the conclusion of each successive three-year performance period.

The amount of the LTI bonus awarded for each performance period is based upon achieving certain performance thresholds for each of the three measurement criteria. Under the plan, performance on each of the three measurement criteria is computed for the three-year period from the start date and constitutes 33.33% of the overall vesting calculation. The maximum vesting is achieved only when the maximum performance is reached on all three measurement criteria. Conversely, if performance for the three-year period is below threshold performance for any of the three measurement criteria, no vesting will occur on any of the three portions and the entire award will be forfeited. For the 2006-2008 performance period and the 2007-2009 performance period, the target performance levels were 5.00% revenue growth, 10.00% diluted earnings per share growth and 15.00% average return on equity growth.

At its discretion, the Compensation Committee may adjust performance goals and/or performance measure results for extraordinary events or accounting adjustments resulting from significant asset purchases or dispositions or other events not contemplated or otherwise considered by the Compensation Committee when the performance measures and targets were set.

The target award that each named executive officer may earn under the 2006-2008 performance period and for the 2007-2009 performance period is as follows:

Name	Performance Period 2006-2008 Target Award Payable in 2009	Performance Period 2007-2009 Target Award Payable in 2010
Michael L. Kubacki	$ 130,000	$ 130,000
David M. Findlay	60,000	60,000
Charles D. Smith	40,000	40,000
Kevin L. Deardorff	30,000	30,000
James D. Westerfield	20,000	20,000

Equity Awards. There were no stock options to the named executive officers in 2005 or 2006. The committee used stock options prior to 2004 throughout the company to provide appropriate equity-based incentives to employees, including executive management. When the ratio of total options outstanding versus the total shares issued and outstanding approached 10%, the committee began to limit new option grants. Prior to the adoption of the performance-based bonus plan and the long-term incentive plan, the committee emphasized stock option awards as incentives. The committee made decisions on option awards based on company and individual performance. Given the introduction of the performance-based bonus plan and the long-term incentive plan and considering the number of options outstanding versus the number of options available to grant, the committee determined it would not issue any stock option awards to executive management in the period 2004 to 2006, except those granted to Mr. Westerfield at the time of his joining Lakeland Financial in 2005. The committee intends to review equity based compensation options during 2007 and may consider a proposal in 2008 to expand the stock option program.

All Other Compensation and Perquisites. While the committee reviews and monitors the level of other compensation offered to the named executive officers, the committee typically does not adjust the level of benefits offered on an annual basis. The committee does consider the benefits and perquisites offered to the named executive officers in its evaluation of the total compensation received by each. It is our belief that perquisites for executive officers should be very limited in scope and value and reflective of similar perquisites from competitive employers both in the industry and the region. Due to this philosophy, Lakeland Financial has generally provided nominal benefits to executives that are not available to all full time employees and we plan to continue this approach in the future. The benefits offered in 2006 to the named executive officers will continue for 2007 and the perquisites received by the named executive officers in 2006 are reported in the Summary Compensation Table on page 20.

Reasonableness of Compensation

After considering all components of the compensation paid to the named executive officers, the committee has determined that the compensation is reasonable and not excessive.

In making this determination, we considered many factors, including the following:

- management has positioned Lakeland Financial for future success through the planning and execution of Lakeland Financial's strategic plan;

- management has consistently led Lakeland Financial to record levels of performance in recent years;

- the stockholder return performance of Lakeland Financial over the past five years has outpaced the performance of companies in Lakeland Financial's peer group;

- Lakeland Financial is well positioned in the communities it serves as a result of the direction that this management team has taken the company.

COMPENSATION COMMITTEE REPORT

We have reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on our review and discussion with management, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in Lakeland Financial's Annual Report on Form 10-K for the year ended December 31, 2006.

Submitted by:

L. Craig Fulmer
Charles E. Niemer
Emily E. Pichon
Richard L. Pletcher
Terry L. Tucker

Members of the Compensation Committee

Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that incorporate future filings, including this Proxy Statement, in whole or in part, the foregoing Compensation Committee Report shall not be incorporated by reference into any such filings.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the compensation of our Chief Executive Officer, Chief Financial Officer and our other three most highly compensated executive officers who served in such capacities during 2006:

Name and principal position (a)	Year (b)	Salary ($) (c)	Option awards[1] ($) (d)	Non-equity incentive plan compensation ($) (e)	Change in pension value and nonqualified deferred compensation earnings[2] ($) (f)	All other compensation[3] ($) (g)	Total ($) (h)
Michael L. Kubacki President and Chief Executive Officer	2006	$ 378,769	$ 22,405	$ 136,800	$ 423	$ 25,200	$ 563,597
David M. Findlay Executive Vice President and Chief Financial Officer	2006	236,308	15,526	64,000	---	18,966	334,800
Charles D. Smith Executive Vice President - Commercial	2006	197,385	13,951	53,500	2,470	18,879	286,185
Kevin L. Deardorff Executive Vice President - Retail	2006	161,538	11,202	43,700	---	14,613	231,053
James D. Westerfield Senior Vice President – Wealth Advisory	2006	135,000	18,262	24,300	---	29,075	206,637

(1)   No options were granted in 2006. The amounts represent Lakeland Financial's expense in 2006 for options awarded in prior years. A discussion of the assumptions used in calculating these values may be found in Note 16 to our 2006 audited financial statements included in our annual report on Form 10-K.

(2)   The amounts in this column are the change in pension value for each individual. No named executive officer received preferential or above-market earnings on deferred compensation.

(3)   The amounts set forth in column (i) for Messrs. Kubacki, Findlay, Smith, Deardorff and Westerfield include 401(k) plan matching contributions, life insurance premiums, country club memberships and cell phone stipends paid by us as follows:

	Mr. Kubacki	Mr. Findlay	Mr. Smith	Mr. Deardorff	Mr. Westerfield
401(k) match	$ 13,500	$ 13,500	$ 13,500	$ 11,353	$ 8,847
Group term life insurance	72	72	72	72	72
Cell phone stipend	1,903	1,990	1,903	1,903	1,826
Country club membership	9,725	3,404	3,404	1,285	18,330
Total	25,200	18,966	18,879	14,613	29,075

Grants of Plan Based Awards

The following table provides information on possible non-equity performance amounts that are payable under the Executive Incentive Plan and the Lakeland Financial Corporation Long-Term Cash Incentive Plan. These plans are described in more detail in the Compensation Analysis and Discussion section. The estimated amounts set forth in the table are subject to the terms of the respective plan and company and individual performance, as described in the Compensation Discussion and Analysis section. There can be no assurance that the future payouts will ever be realized.

		Estimated future payouts under non-equity incentive plan awards[1][2]		
Name (a)	Grant date (b)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)
Michael L. Kubacki				
Long Term Incentive Plan	---[1]	$ 65,000	$ 130,000	$ 195,000
Executive Incentive Plan	---[2]	80,000	160,000	240,000
David M. Findlay				
Long Term Incentive Plan	---[1]	30,000	60,000	90,000
Executive Incentive Plan	---[2]	36,750	73,500	110,250
Charles D. Smith				
Long Term Incentive Plan	---[1]	20,000	40,000	60,000
Executive Incentive Plan	---[2]	30,750	61,500	92,250
Kevin L. Deardorff				
Long Term Incentive Plan	---[1]	15,000	30,000	45,000
Executive Incentive Plan	---[2]	25,050	50,100	75,150
James D. Westerfield				
Long Term Incentive Plan	---[1]	10,000	20,000	30,000
Executive Incentive Plan	---[2]	14,000	28,000	42,000

(1)   Represents possible payments pursuant to the Lakeland Financial Corporation Long-Term Cash Incentive Plan for the performance period running from 2006-2008. The plan is described in the section entitled –"Long Term Incentive Plan" in the Compensation Discussion and Analysis section.

(2)   Represents possible payments pursuant to the Executive Incentive Plan for 2007 performance. The plan is described in the section entitled -"Bonus" in the Compensation Discussion and Analysis section. The bonus payout for 2006 performance is shown in the column entitled "Non-equity incentive plan compensation" in the Summary Compensation Table above.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning the exercisable and unexercisable stock options at December 31, 2006 held by the individuals named in the summary compensation table:

	Option Awards				
Name (a)	Number of securities underlying unexercised options (#) Exercisable[(1)] (b)	Number of securities underlying unexercised options (#) Unexercisable[(1)] (c)	Equity incentive plan awards; Number of securities underlying unexercised unearned options (#) (d)	Option exercise price ($) (e)	Option expiration date[(1)] (f)
Michael L. Kubacki	40,000			$ 11.50	6/30/2008
	20,000			9.72	2/09/2009
	20,000			7.56	2/08/2010
	20,000			6.75	6/13/2010
	20,000			6.81	1/09/2011
		20,000		17.19	12/09/2013
David M. Findlay	30,000			$ 6.75	9/05/2010
	24,000			6.81	1/09/2011
	6,000			8.13	12/11/2011
		10,000		17.19	12/09/2013
Charles D. Smith	2,000			$ 9.72	2/09/2009
	8,000			7.56	2/08/2010
	4,000			7.06	5/09/2010
	8,000			6.75	6/13/2010
	10,000			6.81	1/09/2011
	4,000			8.13	12/11/2011
		10,000		17.19	12/09/2013
Kevin L. Deardorff	8,000			$ 12.19	4/12/2008
	8,000			9.72	2/09/2009
	8,000			7.56	2/08/2010
	2,000			7.06	5/09/2010
	8,000			6.75	6/13/2010
	10,000			6.81	1/09/2011
		10,000		17.19	12/09/2013
James D. Westerfield		15,000		$ 21.82	12/13/2015

(1) All options granted vest on the fifth anniversary of the grant date and expire on the tenth anniversary of the grant date.

Option Exercises and Stock Vested in 2006

The following table sets forth information concerning the exercise of options in 2006 by the individuals named in the summary compensation table:

Name (a)	Option Awards	
	Number of shares acquired on exercise (#) (b)	**Value realized on exercise[1] ($)** (c)
Michael L. Kubacki	---	---
David M. Findlay	---	---
Charles D. Smith	14,000	$175,190
Kevin L. Deardorff	---	---
James D. Westerfield	---	---

(1) Amounts reflect the difference between the exercise price of the option and the market price at the time of exercise.

Pension Benefits

Name (a)	Plan name (b)	Number of years credited service (#) (c)	Present value of accumulated benefit ($) (d)	Payments during last fiscal year ($) (e)
Michael L. Kubacki	Lakeland Financial Corporation Pension Plan	2	$ 26,828	$ ---
David M. Findlay	---	---	---	---
Charles D. Smith	Lakeland Financial Corporation Pension Plan	14	82,871	---
Kevin L. Deardorff	Lakeland Financial Corporation Pension Plan	10	20,068	---
James D. Westerfield	---	---	---	---

Our defined benefit retirement plan covers certain employees over 21 years of age with more than one year of service. Effective April 1, 2000, we amended the plan to freeze the accrual of benefits to participants under the plan. As a result of this amendment, employees who were not participants in the plan as of March 31, 2000 are no longer able to become participants under the plan. In addition, all benefits previously accrued under the plan by participants were frozen in place, and continuing employment with us will not increase the employee's benefits upon retirement. Normal retirement age is 65. Participants received credit for 2-1/2% of their average salary for each year up to 20 years of service or through March 31, 2000, whichever occurred first.

The principal benefit under this plan is a lifetime annuity for the joint lives of participants and their spouses. This amount is offset by social security benefits. On December 31, 1985, the then existing plan was terminated and the latest plan (which is now frozen) was adopted effective January 1, 1986. Participants in the terminated plan were paid cash or received annuities for their earned benefits as of December 31, 1985. The amounts paid for annuities purchased, as a part of the plan termination will reduce the benefits to be paid out of the latest plan.

Nonqualified Deferred Compensation

Effective January 1, 2004, we adopted the Lake City Bank Deferred Compensation Plan. The purpose of the plan is to provide for salary deferral at the participants voluntary election for certain individuals without regard to statutory limitations under tax qualified plans. The plan is available to all of our executive officers and of the executive officers listed in the compensation tables above, Mr. Kubacki and Mr. Findlay participated in the plan in 2006. **The plan is funded solely by participant contributions and does not receive a company match.** Participants may defer a portion of their salary or bonus under the plan and invest the deferred portion in a mutual fund like investment pool managed by an independent third party. Participants may elect to receive the funds in a lump sum or in up to 10 annual installments following retirement, but may not make withdrawals during their employment, except in the event of hardship as approved by the Compensation Committee. All deferral elections and associated distribution schedules are irrevocable.

Name (a)	Executive contributions in last FY ($) (b)	Registrant contributions in last FY ($) (c)	Aggregate earnings in last FY ($) (d)	Aggregate withdrawals/ distributions ($) (e)	Aggregate balance at last FYE ($) (f)
Michael L. Kubacki	$ 80,000	$ ---	$ 15,627	---	$ 223,965
David M. Findlay	68,200	---	26,952	---	259,578
Charles D. Smith	---	---	496	---	4,952
Kevin L. Deardorff	---	---	---	---	---
James D. Westerfield	---	---	---	---	---

As noted above, all contributions to the plan are funded by solely by voluntary participant contributions, which represent a deferral of annual salary, and there are no company match payments. All aggregate earnings shown above represent investment and interest return on participant contributions and is not an additional payment by the Company.

Potential Payments Upon Termination or Change in Control

The following table sets forth information concerning potential payments and benefits under our compensation programs and benefit plans to which the named executive officers would be entitled upon a termination of employment as of December 31, 2006. As is more fully described below, four of the five named executive officers, Messrs. Kubacki, Findlay, Smith and Deardorff, have entered into change in control agreements with Lakeland Financial (each, a "Change in Control Agreement"), which provide for payments and benefits to a terminating executive following a change in control of Lakeland Financial. Except for the payments and benefits provided by the Change in Control Agreements, all other payments and benefits provided to any named executive officer upon termination of his employment are the same as the payments and benefits provided to other eligible executives of Lakeland Financial. For purposes of estimating the value of certain equity awards we have assumed a price per share of our common stock of $25.53, which was the closing price of our stock on December 29, 2006, the last trading day of the year.

	Cash Severance Payment	Long Term Cash Incentive Plan[1]	Executive Incentive Plan[2]	Incremental Pension Benefit[3]	Continuation of Medical/ Dental Benefits[4]	Acceleration of Equity Awards	Excise Tax Gross-Up[5]	Total Termination Benefits
Michael L. Kubacki								
Voluntary retirement	---	$ 43,333	$ 136,800	---	---	---	---	$ 180,133
Termination – death	---	$ 43,333	---	---	---	---	---	$ 43,333
Termination, other than for cause, in connection with change in control	$ 912,000	---	---	---	$ 32,749	$ 166,900	---	$ 1,111,649
David M. Findlay								
Voluntary retirement	---	$ 20,000	$ 64,000	---	---	---	---	$ 84,000
Termination – death	---	$ 20,000	---	---	---	---	---	$ 20,000
Termination, other than for cause, in connection with change in control	$ 545,100	---	---	---	$ 34,537	$ 83,450	---	$ 663,087
Charles D. Smith								
Voluntary retirement	---	$ 13,333	$ 53,500	---	---	---	---	$ 66,833
Termination – death	---	$ 13,333	---	---	---	---	---	$ 13,333
Termination, other than for cause, in connection with change in control	$ 455,400	---	---	---	$ 23,242[6]	$ 83,450	---	$ 562,092
Kevin L. Deardorff								
Voluntary retirement	---	$ 10,000	$ 43,700	---	---	---	---	$ 53,700
Termination – death	---	$ 10,000	---	---	---	---	---	$ 10,000
Termination, other than for cause, in connection with change in control	$ 372,600	---	---	---	$ 32,749	$ 83,450	---	$ 488,799
James D. Westerfield								
Voluntary retirement	---	$ 6,667	$ 24,300	---	---	---	---	$ 30,967
Termination – death	---	$ 6,667	---	---	---	---	---	$ 6,667
Termination, other than for cause, in connection with change in control	---	---	---	---	---	---	---	---

(1)   A prorated bonus is payable to a participant under the Long Term Cash Incentive Plan when such participant's employment is terminated by reason of his or her retirement or death. For purposes of determining the prorated amount reflected in the table above, it is assumed that, at the end of the 2006 – 2008 performance period, the "Target" bonus amount (reflected in the Grants of Plan Based Awards Table on page 21) will be due to each executive and that each executive's employment terminated on December 31, 2006. Therefore, the executive would be entitled to a prorated payment equal to the Target bonus amount multiplied by a fraction, the numerator of which is 12 and the denominator of which is 36.

(2)   Unless an executive is employed on the date on which bonuses are paid under the Executive Incentive Plan, he or she will not receive any payment thereunder. The only exception to this rule is that a prorated bonus is payable to a participant under the Executive Incentive Plan when such participant retires prior to the date of payment. For purposes of the table above, it is assumed that each executive's employment terminated on December 31, 2006. Therefore, since the executive was employed for the entire calendar year, no proration is required and the executive will be entitled to the full amount of the bonus reflected in column (g) of the Summary Compensation Table on page 20.

(3)   As is described under "Pension Benefits" above (see page 23), all benefit accruals under the defined benefit retirement plan were frozen as of April 1, 2000. After such date, no additional benefits will accrue under the plan.

(4)   Since our medical and dental benefit plans are self funded, we have estimated the amounts due for 24 months of medical and dental benefits based on our monthly COBRA continuation rates.

(5)   While circumstances could exist under which excise tax gross-up payments would be due to the executives, we do not believe that any payments reflected in this table would result in the imposition of an excise tax under the Internal Revenue Code based upon a termination of employment in connection with a change in control occurring on December 31, 2006.

(6)   Mr. Smith does not currently participate in the medical and dental plans; however, he is eligible to do so. The amount reflected in the table assumes an election by Mr. Smith to participate in the plans. Unless he actually elects to participate in such plans prior to a change in control, there would be no cost to Lakeland Financial.

Accrued Pay and Regular Retirement Benefits. The amounts shown in the table above do not include payments and benefits to the extent they are provided on a non-discriminatory basis to salaried employees generally upon termination of employment. These include:

- Accrued salary and vacation pay.

- Regular pension benefits under our defined benefit retirement plan. See "Pension Benefits" on page 23.

- Distributions of plan balances under our 401(k) plan and the Lake City Bank Deferred Compensation Plan (the "Deferred Compensation Plan"). See "Nonqualified Deferred Compensation" on page 24 for information on current account balances and an overview of the Deferred Compensation Plan.

- The value of option continuation upon retirement, death or disability. Except as may be provided in connection with a change in control, when an employee terminates employment prior to retirement, death or disability, his or her stock options, whether vested or unvested, are terminated immediately. However, when a retirement-eligible employee terminates, or when an employee dies or becomes disabled, his or her options remain in force for 12 months following the date of his or her termination.

Death, Disability and Retirement. A termination of employment due to disability does not entitle the named executive officers to any payments or benefits that are not available to salaried employees generally. As is the case with any other eligible participant under our LTI Plan (as described in the Compensation Discussion and Analysis on pages 17 and 18 above), termination of employment due to death or retirement will entitle the named executive officers to a pro rated bonus under such plan. In addition, as is also the case with any other eligible participant under our Executive Incentive Plan (as described in the Compensation Discussion and Analysis on pages 17 and 18 above), termination of employment due to retirement will entitle the named executive officers to a pro rated bonus under such plan.

Acceleration of Vesting Upon a Change in Control. All employees, including the named executive officers, who receive stock options under our Amended and Restated 1997 Share Incentive Plan will immediately vest in any unvested stock options held by such employee, provided that it has been at least two years from the date on which the stock options were granted, upon the occurrence of a change in control. Any such options, the vesting of which is accelerated upon the occurrence of a change in control, shall remain exercisable for a period of three months following an employee's termination of employment, if such termination of employment occurs within one year of the change in control.

Change in Control Agreements. Other than as is provided in the Change in Control Agreements, and except as is provided in accordance with the terms of our Amended and Restated 1997 Share Incentive Plan, no named executive officer will be entitled to any payments or benefits as a result of the occurrence of a change in control or as a result of a termination of employment in connection with a change in control. In the case of a termination of employment by the company within 12 months prior to, or 12 months immediately following, a change in control, or in the case of a termination of employment by an executive within 12 months following a change in control, the Change in Control Agreements provide for the following:

- Payment, in a single lump sum, of a severance benefit equal to two times the sum of (i) the greater of the executive's then current base salary or the executive's annual base salary as of the date one day prior to his termination, and (ii) 15% (20%, in the case of Mr. Kubacki) of the amount determined under (i).

- To the extent the executive (or any of the executive's dependents) was eligible to be covered under the terms of our medical and dental plans for active employees immediately prior to his termination date, we will provide the executive (and his dependents, if any) with equivalent coverages for a period not to exceed 24 months from the date of termination of employment. In the event that the executive (and/or his dependents, if any) become eligible for coverage under the terms of any other medical and/or dental plan of a subsequent employer which plan benefits are comparable to our plan benefits, coverage under our plans will cease for the executive (and/or his dependents, if any).

- Upon a change in control, executives may be subject to certain excise taxes under Section 280G of the Internal Revenue Code. We have agreed to reimburse the executives for those excise taxes as well as any income and excise taxes payable by the executive as a result of any reimbursements for the 280G excise taxes. While circumstances could exist under which excise tax gross-up payments would be due to the executives, we do not believe that any payments made to an executive as a result of a termination of employment in connection with a change in control occurring on December 31, 2006 would result in the imposition of an excise tax under the Internal Revenue Code.

In exchange for the payments and benefits provided under the Change in Control Agreements, the executives agree to be bound by a two-year restrictive covenant, which will be effective throughout the geographic area within a 60 mile radius from the center of Warsaw, Indiana. The restrictive covenant will prohibit the executive from competing, in any way, with the company for the two-year period.

DIRECTOR COMPENSATION

During 2006, directors who were not employees of Lakeland Financial or Lake City Bank were paid $1,125 for each board meeting attended and $600 for each committee meeting attended. Each director also received a retainer of $10,000 for service on the board and the chairperson of the Audit Committee received an additional $2,000 and the lead director receives an additional $1,000. Each director of Lakeland Financial is also a director of Lake City Bank and is not compensated separately for service on the Bank board. Mr. Kubacki, who is a director and also our President and Chief Executive Officer, is not paid a director's fee. The directors' fees are reviewed annually by the Compensation Committee.

Additionally, under our incentive stock plan, directors may be awarded non-qualified stock options at the discretion of the Compensation Committee. Stock options awarded to directors under the plan are subject to the same rules and restrictions as those awarded to named executives. Further, upon a change of control, all options held by participants in the plan become fully exercisable. Generally, each director receives options to purchase 3,000 shares of our common stock at the time the director joins the board. Other than Mr. Huber, who joined the board in 2006, no directors received any stock options or other equity based awards of our common stock in 2006.

The following table provides information on 2006 compensation for non-employee directors who served during 2006.

Name (a)	Fees earned or paid in cash ($)[1] (b)	Option awards ($)[2] (d)	Total ($) (h)
Robert E. Bartles, Jr.	$26,050	$ 3,049	$29,099
L. Craig Fulmer	23,000	1,138	24,138
George B. Huber	20,200	3,743[3]	23,943
Allan J. Ludwig	22,525	1,138	23,663
Charles E. Niemier	26,400	1,138	27,538
Emily E. Pichon	25,525	3,619	29,144
Richard L. Pletcher	26,650	1,138	27,788
Steven D. Ross	22,525	1,138	23,663
Donald B. Steininger	22,525	1,138	23,663
Terry L. Tucker	24,400	1,655	26,055
M. Scott Welch	26,650	1,138	27,788

(1) We maintain the Lakeland Financial Corporation Directors Fee Deferral Plan under which non-employee directors are permitted to defer receipt of their directors' fees and earn a rate of return based upon the performance of our stock. The amounts shown in this column include amounts that may have been deferred by the directors. We may, but are not required to, fund the deferred fees into a trust which may hold our stock. The plan is unqualified and the directors have no interest in the trust. The deferred fees and any earnings thereon are unsecured obligations of Lakeland Financial. Any shares held in the trust are treated as treasury shares and may not be voted on any matter presented to shareholders. The number of shares attributable to each director under the plan are set forth in the footnotes to the Beneficial Ownership Table on pages 4 and 5. No director received preferential or above-market earnings on deferred fees.

(2) The amounts in this column reflect the expenses related to prior option grants recognized in our 2006 financial statements. The number of options outstanding as of December 31, 2006 was: Mr. Bartles – 3,000; Mr. Fulmer – 8,200; Mr. Huber – 3,000; Mr. Ludwig – 8,200; Mr. Niemier – 6,350; Ms. Pichon – 3,000; Mr. Pletcher – 8,200; Mr. Ross – 4,000; Mr. Steininger – 3,000; Mr. Tucker – 8,200; and Mr. Welch – 6,350.

(3) Mr. Huber joined the board in 2006 and received options to purchase 3,000 shares. The fair market value on the date of grant for the options was $19,197.

STOCK PRICE PERFORMANCE GRAPH

The stock price performance graph below shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent Lakeland Financial specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

The graph below compares the cumulative total return of Lakeland Financial, the Nasdaq Market Index and a peer group index.



INDEX	2001	2002	2003	2004	2005	2006
Lakeland Financial Corporation	$100.00	$137.05	$211.95	$243.98	$253.95	$328.05
NASDAQ Market Index	100.00	68.76	103.67	113.16	115.57	127.58
Peer Group Index	100.00	122.82	167.20	202.04	201.35	232.55

* Assumes $100 invested on December 31, 2001 and dividends were reinvested.

The peer group index is comprised of all financial institution holding companies in the United States with total assets between $1.0 billion and $3.0 billion dollars whose equity securities were traded on an exchange or national quotation service.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During 2006, Lake City Bank had extended, and expects to continue to extend, loans to its directors and officers and to their related interests. Such loans were, and will continue to be, made only upon the same terms, conditions, interest rates, and collateral requirements as those prevailing at the same time for comparable loans extended from time to time to other, unrelated borrowers. Loans to directors and officers do not and will not involve greater risks of collectibility, or present other unfavorable features, than loans to other borrowers. All such loans are approved by the Lake City Bank board of directors in accordance with the bank regulatory requirements. Additionally, the audit committee considers other non-lending transactions between a director and either Lakeland Financial or Lake City Bank to ensure that such transactions do not affect a director's independence.

AUDIT COMMITTEE REPORT

The report of the Audit Committee below shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent Lakeland Financial specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

The Audit Committee assists the board in carrying out its oversight responsibilities for our financial reporting process, audit process and internal controls. The Audit Committee also reviews the audited financial statements and recommends to the board that they be included in our annual report on Form 10-K. As of December 31, 2006, the committee was comprised solely of independent directors.

The Audit Committee has reviewed and discussed our audited financial statements for the fiscal year ended December 31, 2006 with our management and Crowe Chizek and Company LLC, our independent registered public accounting firm. The committee has also discussed with Crowe Chizek the matters required to be discussed by SAS 61 (Codification for Statements on Auditing Standards) as well as having received and discussed the written disclosures and the letter from Crowe Chizek required by Independence Standards Board Statement No. 1 (Independence Discussions with Audit Committees). Based on the review and discussions with management and Crowe Chizek, the committee has recommended to the board that the audited financial statements be included in our annual report on Form 10-K for the fiscal year ending December 31, 2006 for filing with the Securities and Exchange Commission.

Submitted by:


Robert E. Bartels, Jr.
Charles E. Niemier
Emily E. Pichon
Richard L. Pletcher
Terry L. Tucker
M. Scott Welch

Members of the Audit Committee


INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders are also being asked to ratify the appointment of Crowe Chizek and Company LLC as our independent registered public accounting firm for the year ending December 31, 2007. If the appointment of Crowe Chizek is not ratified by shareholders, the matter of the appointment of an independent registered public accounting firm will be considered by the Audit Committee and board of directors. A representative of Crowe Chizek is not expected to be present at the annual meeting.

Accountant Fees

Audit Fees. The aggregate amount of fees billed by Crowe Chizek for its audit of Lakeland Financial's annual financial statements for fiscal years 2006 and 2005, for its required reviews of our unaudited interim financial statements included in our Form 10-Qs filed during fiscal 2006 and 2005, for the integrated audit of internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act and for consents and assistance with documents filed with the SEC were $267,500 and $262,000, respectively.

Audit Related Fees. The aggregate amounts of audit related fees billed by Crowe Chizek for fiscal years 2006 and 2005 were $23,300 and $28,030, respectively. The services included employee benefit plan audits, consulting related to Sarbanes-Oxley Section 404 compliance and other audit related consultations.

Tax Fees. The aggregate amounts of tax related services billed by Crowe Chizek for fiscal years 2006 and 2005 were $50,900 and $18,150, for professional services rendered for tax compliance, tax advice and tax planning. The services provided included assistance with the preparation of Lakeland Financial's tax return and guidance with respect to estimated tax payments and for assistance implementing a real estate investment trust in 2006.

All Other Fees. The Aggregate amounts of other services billed by Crowe Chizek fro fiscal year 2006 were $32,291 for professional services rendered for assistance with Bank Secrecy Act reviews, loan regulatory compliance reviews and software license fees. We did not incur any other fees from Crowe Chizek for fiscal year 2005 other than the fees reported above.

The Audit Committee, after consideration of the matter, does not believe that the rendering of these services by Crowe Chizek to be incompatible with maintaining Crowe Chizek's independence as our independent registered public accounting firm.

Audit Committee Pre-Approval Policy

Among other things, the Audit Committee is responsible for appointing, setting compensation for and overseeing the work of the independent registered public accounting firm. The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by Crowe Chizek. These services include audit and audit-related services, tax services, and other services. Crowe Chizek and management are required to periodically report to the Audit Committee regarding the extent of services provided by Crowe Chizek in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis that the committee had not already specifically approved.

ANNUAL REPORT AND FINANCIAL STATEMENTS

A copy of our Annual Report to Shareholders for the 2006 fiscal year, which also includes our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (including financial statements), accompanies this proxy statement.


Michael L. Kubacki
Chairman, President and Chief Executive Officer


March 5, 2007
Warsaw, Indiana

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